82- SUBMISSIONS FACING SHEET

MICRO[redacted]

02034672

REGISTRANT'S NAME Angang New Steel Company Ltd

*CURRENT ADDRESS #396, Nan Zhong Hua Lu
Anshan City, Liaoning Province
The People's Republic of China, 114003

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

FILE NO. ~~82-~~ 82-34663 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS
DATE : 6/5/02

82-34663

ANGANG NEW STEEL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

2001 ANNUAL RESULTS ANNOUNCEMENT

ARS 12-31-01

PREPARED IN ACCORDANCE WITH INTERNATIONAL ACCOUNTING STANDARDS ("IAS")

For the year ended 31 December

Items	2001	2000	1999
	Rmb'000	*Rmb'000*	*Rmb'000*
Turnover	9,465,247	9,767,600	6,907,996
Profit before taxation	698,824	754,877	427,503
Taxation	332,343	263,482	132,082
Net profit	366,481	491,395	295,421
Total assets	10,244,437	9,487,198	6,894,041
Total liabilities	2,800,895	2,267,402	1,539,401
Shareholders' funds	7,443,542	7,219,796	5,354,640
Net assets per share	Rmb2.52	Rmb2.47	Rmb2.13
Earnings per share (weighted average)	Rmb0.124	Rmb0.188	Rmb0.118
Return on net assets	4.92%	6.81%	5.52%

PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS

For the year ended 31 December

Items		2001	2000 After adjustment	1999 After adjustment
		Rmb'000	*Rmb'000*	*Rmb'000*
(1)	Revenue from principal operations	9,490,523	9,793,150	6,923,142
(2)	Net profit	403,743	492,204	293,716
(3)	Total assets	10,237,888	9,452,195	6,885,970
(4)	Shareholders'funds	7,201,397	6,904,946	5,316,569
(5)	Earnings per share (diluted)	Rmb0.136	Rmb0.169	Rmb0.117
(6)	Earnings per share after deduction of extraordinary items	Rmb0.144	Rmb0.169	Rmb0.117
(7)	Net assets per share (diluted)	Rmb2.43	Rmb2.37	Rmb2.12
(7)	Adjusted net assets per share (diluted)	Rmb2.43	Rmb2.37	Rmb2.12
(9)	Return on net assets	5.61%	7.13%	5.52%
(10)	Ratio of shareholders'funds	70.34%	73.05%	77.55%
(11)	Earnings per share			

	(weighted average)	Rmb0.137	Rmb0.188	Rmb0.117
(12)	Return on net assets	5.61%	8.30%	5.68%

OPERATIONS

In 2001, the competition in the iron and steel market of the PRC intensified and prices of steel products continued to decline. In particular, the price of one of the Company's major products, cold rolled sheets, decreased significantly. In 2001, the average price of the Company's steel products slipped by 3.75% when compared to 2000, of which the price of cold rolled sheets dropped by 15.26%. As a result of these price decreases, the operations of the Company was adversely affected. In view of the situation, the Company adopted a number of measures in an effort to maintain a steady development in its production and operations.

OPERATING RESULTS

In accordance with IAS, the Company recorded a net profit of Rmb366,481,000 for the year ended 31 December 2001, representing a 25.42% decrease as compared with the previous year, and basic weighted average earnings per share was Rmb0.124.

In accordance with PRC Accounting Standards, the Company recorded a net profit of Rmb403,743,000 for the year ended 31 December 2001, representing a 17.97% decrease as compared with the previous year, and weighted average earnings per share was Rmb0.137.

DIVIDEND

In accordance with PRC regulations, the Company recorded a net profit of Rmb403,743,000. The Company transferred Rmb41,032,000 to each of the statutory surplus reserve fund and the statutory public welfare fund. The undistributed profit at the beginning of 2001 was Rmb724,034,000 and the distributable profit as at 31 December 2001 was Rmb1,045,713,000. The Board recommends a profit distribution for 2001 of Rmb0.08 in cash per share (tax inclusive). Shareholders whose names appear on the register of members at the close of trading on 15 April 2002, being the record date for the distribution of dividends, will be entitled to receive the proposed dividend payment. This proposal is subject to shareholders' approval at the Company's annual general meeting for 2001.

BUSINESS REVIEW

1. Production of major products: In 2001, the Company produced 3,931,000 tonnes of steel products, representing an increase of 10.33% as compared with 2000, of which cold rolled sheets accounted for 1,115,000 tonnes, representing an increase of 5.19% as compared with 2000; wire rods accounted for 933,000 tonnes, the production at same level as the previous year; thick plates accounted for 1,025,000 tonnes, representing an increase of 28.61% as compared with 2000; the Large Section Plant accounted for 858,000 tonnes, representing an increase of 13.04% as compared with 2000. In addition, the Steel Smelting Plant of the Company produced 2,104,000 tonnes of steel in

2001.

2. The Company focused its efforts on the implementation of a central management system for its steel production. Consequently, the production operations improved, the product mix improved and the high efficiency of production was maintained. The Company implemented a central production management system at the production units of the Steel Smelting Plant, the Thick Plate Plant, the continuous rolling section of the Large Section Plant, placing focus on contract enforcement and implementing a daily planning management system. In addition, the Company also targeted the problems adversely affecting production and strengthened advance planning of production to achieve improvement in the contract enforcement ratio. The enforcement ratio for wire rod contracts and Large Section Plant contracts reached 100% whereas the ratio for cold rolled sheet contracts and thick plate contracts exceeded 98.5%

3. The Company also focused its efforts on boosting the production of high value added products, having boosted significantly the production of high-efficiency and profitable products such as heavy rails, military thick plates, wire rods as well as SP and ST series of cold rolled sheets. The production of thick plates was boosted from 850,000 tonnes as planned to 1,025,000 tonnes; the production of wire rods was boosted from 880,000 tonnes to 933,000 tonnes; the production of heavy rails was boosted from 350,000 tonnes to 364,000 tonnes. The high-efficiency products sold in the year amounted to 1,040,000 tonnes, accounting for 26.82% of the total sales volume.

4. The Company strengthened its sales management, adopted a flexible sales strategy and achieved gradual improvement of its market share. The Company adjusted its sales strategy in a flexible manner, expanded its direct sales market and developed major projects. Targeting industries such as automobile, home electrical appliances, ship building and machinery, the Company incessantly expanded its direct sales market and received orders totalling 1,310,000 tonnes therefrom, representing 33.8% of the total sales volume. The Company focused its efforts on the development of major projects by targeting mainland construction projects such as railways, bridges and the "magnetically levitated" high speed train project in Shanghai. 11 tenders were secured in the year, and the Company received orders for 54,000 tonnes of steel products. In light of the pressure in project the local market, the Company actively boosted its export volume and realized an export volume of 106,000 tonnes for steel products, of which thick plates accounted for 79,000 tonnes. In addition, the Company actively participated in international tenders for heavy rails and exported a total volume of 15,000 tonnes to Taiwan, Korea, Iran and Thailand, of which the heavy rails exported to Taiwan accounted for 13,000 tonnes. Significant progress was achieved in the exploration of new markets.

   In 2001, the Company sold a total of 3,878,000 tonnes of steel products and the production to sales ratio was 98.65%.

5. The Company utilized advanced technologies and accelerated the pace of its technological improvement. Significant progress was achieved in

technological advancement and product development. The Company tried hard to accelerate the pace of technological improvement so as to enable improved facilities to commence operation and to generate results as soon as possible. The billet continuous casting section of the Steel Smelting Plant was renovated and expanded to enable the Company to produce high-quality heavy rail materials. The Large Section Plant was also renovated to raise the quality of the heavy rails produced therein. The combined pickling and continuous rolling line at the Cold Rolling Plant commenced operation and generated results in July. The line did not only make it possible to produce high value added products, such as ST13 and ST14, but also significantly raised the success rate in production.

6. The Company strengthened technological advancement and established an integrated management system which is responsible for all of its production, sales and research. A science and technology enhancement committee was established. In addition, central management was implemented. The Company paid much attention to technological development and enhancement of the technological standard of the products. In respect of the development of new products, a system of project manager responsibility was implemented. At the same time, a policy was formulated to reward staff for research resulting in the exploration of new products. As a result, the development of new products was significantly enhanced. In the year under review, a total of 50 new products were developed and 60,000 tonnes of new products were produced.

7. The Company carried out a reform on the distribution system to shift the focus to positions and salaries. On the basis of the assessment of the workload of Company positions, a salary system related to positions/responsibility was officially implemented on 1 July 2001. In addition, the assessment mechanism under the new distribution system was improved, and the salary structure was simplified as a result. The new system was conducive to staff appraisal, assessment and motivation.

FINANCIAL STATUS (IN ACCORDANCE WITH IAS) (UNIT: RMB'000)

Item	**2001**	**2000**	**Increase /(decrease)** *(%)*	**Reasons for change**
Total assets	10,244,437	9,487,198	7.98	A
Long-term liabilities	420,244	253,240	65.95	B
Shareholders'funds	7,443,542	7,219,796	3.10	C
Profit from principal operations	1,038,772	1,013,758	2.47	D
Net profit	366,481	491,395	(25.42)	E

Notes:

A. The increase in total assets was attributable to the profits generated by operations;

B. The increase in long-term liabilities was due to a loan of Rmb300,000,000 from the Industrial and Commercial Bank of China; the loan of Rmb100,000,000 from the People's Bank of China in the year; the transfer of Rmb120,000,000 by Anshan Iron & Steel Group Complex ("Angang Holding") as long-term liability with a maturity date of one year; and decrease in debentures payable by Rmb132,513,000;

C. The increase in shareholder's funds was attributable to the net profits generated in the year and to the convertible debentures;

D. The profits from principal operations generally remained the same level as the previous year. In view of declining product prices in 2001, the Company maintained the profits from principal activities to generally the same level as the previous year by increasing sales and reducing costs;

E. The decrease in net profits was mainly attributable to (i) decrease in income from financial expenses; (ii) increase in loss arising from asset retirement; and (iii) adjustment of income tax payable and increase in income tax.

INVESTMENT OF THE COMPANY

1. Use of Proceeds

The Company issued 890,000,000 H Shares and 300,000,000 A Shares in July 1997 and November 1997, respectively, raising a total of approximately Rmb2,633,000,000. In March 2000, the Company issued convertible debentures of Rmb1,500,000,000, raising a total of Rmb1,480,000,000, in the PRC. The proceeds were applied as follows:

Unit: Rmb'000

Method of raising fund	Investment projects	Progress of projects undertaken	Total investment of project	Estimated return rate on investment or actual benefit	Actual investment	Actual progress
Issue of H & A shares	Construction of steel smelting plant	Completed in the first half of 2000	2,400,000	98,000	1,540,990	Completed in the first half of 2000
Issue of H & A shares	Renovation of the combined pickling and continuous rolling line	Completed in the first half of 2000	700,000	50,000	645,430	Completed in 2000
Issue of H & A shares	Construction by the joint venture of the galvanised steel production line	Completed in the first half of 2000	1,494,000 (the Company's total investment the 250,000)	Estimated to be 15.51%	53,830	Entered into a joint venture agreement with Thyssen Krupp Stahl AG which was approved by the Ministry of Foreign Trade and Economic

						Cooperation. Registration for the project has been completed.
Issue of H & A shares	Renovation of the cold rolling cross cutting lines	Completed in the second half of 1999	60,000	9,000	60,000	Completed in 1998
Issue of convertible debentures	Renovation of cold rolling line	To be completed in the first half of 2003	1,950,000	Estimated to be 13.29%	608,210	Orders placed for equipment, and 85% of the equipment has been ordered
Issue of convertible debentures	Renovation of No. 2 and 3 cross Cold Rolling Plant	Completed in the second half of 2001	100,000	Estimated to be 23.60%	32,960	Completed
Issue of convertible debentures	Distribution center for Cold Rolling Plant	Completed in July 2001	180,000	Estimated to be 15.66%	-	Preliminary work is in progress

2. Status of unused proceeds:

As most of the projects of the Company require a substantial period of time for construction and are long term investments, the Company has therefore applied Rmb573,000,000 out of the proceeds for the repayment of its bank loans and loans from Angang Holding in order to reduce its financial expenses. The remaining Rmb599,000,000 were placed with banks.

3. Progress on uncompleted projects financed by proceeds from share and debt offerings

The joint venture between the Company and Thyssen Stahl AG to construct and operate the proposed galvanised production line was not established on schedule due to the following factors: Thyssen Stahl AG was undergoing reorganisation with Krupp when the Company was negotiating with Thyssen; the difficulty and the time required for negotiations were beyond initial expectations and the time required for submission for approval was longer than expected. At present, the Company has duly entered into a joint venture agreement with Thyssen Krupp Stahl AG and such agreement was approved by the Ministry of Foreign Trade and Economic Cooperation on 1 February 2002. On 8 February 2002, ANSC-TKS Galvanizing Co., Ltd. was jointly established with a registered capital of US$60,000,000. The completion of the distribution center for the Cold Rolling Plant is still subject to further analysis of the implementation proposal of the project.

4. Investment, progress and earnings of working capital

(1) The Company entered into an agreement with the Liquidation Team of Dongbeifeng Cold Rolled Strip Steel Co., Ltd. ("Dongbeifeng") on 29 August 2001, and acquired the assets of Dongbeifeng Makoutie Phase I project

including, inter alia, a piece of land with an area of 66,422.08m2, a plant and an office building together with the relevant equipment and facilities for a consideration of Rmb50,000,000 in December 2001. At present, such facilities are not engaged in production and operation.

(2) Projects such as the acquisition of a flattening machine and improvement of the processing line were undertaken at the Large Section Plant. The total investment was Rmb189,000,000. The projects have been completed. Moreover, an additional initial rolling machine was acquired for the Large Section Plant and the comprehensive rolling machine in the plant was improved. As at 31 December 2001, the investment was Rmb193,181,000. The flattening machine in the Thick Plate Plant was renewed and the main power supply unit in the plant was improved. As at 31 December 2001, the investment was Rmb65,691,000.

NUMBER OF EMPLOYEES OF THE COMPANY, EMPLOYEES' QUALIFICATIONS, SALARY POLICY AND TRAINING

As at 31 December 2001, the Company had 9,181 employees, of whom 6,283 were involved in production, 28 were sales personnel, 555 were technicians, 60 were accounting personnel, 584 were administrative personnel. Among them, 702 had bachelor or higher degrees, representing 7.65% of the total number of the employees; 1,008 had technical diplomas, representing 10.98% of the total number of the employees; 389 had secondary education, representing 4.24% of the total number of the employees.

In the year, the Company implemented a position-related salary system and floating annual salary system for its senior management, pegging their salaries to the overall operating results of the Company as well as to their personal performance and the operating indices undertaken. A position-related salary system was implemented for production and technical staff, pegging their salaries to the relevant production and operations indicators. In addition, the salaries of sales personnel were pegged to the profits from turnover. With the aim of upgrading the service standard of the staff, the Company provided them with various types of training, including a one-week enterprise system training provided to all staff during the year; training on specialized legal knowledge; and technical training was provided to 1,276 staff members.

DEVELOPMENT PLAN FOR THE NEW YEAR

The Board of Directors is of the opinion that there are both favourable and unfavourable external factors for the development of the Company. As far as unfavourable factors are concerned, the global economy has slowed down and the worldwide demand for steel has contracted. Supply has outweighed demand in the international market, pushing down steel prices and intensifying market competition. As a result, the normal trade order was materially affected. In addition, following China's accession to the World Trade Organization, the import quota for iron and steel products will be scrapped and import tax will be significantly reduced. It is likely that the local iron and steel market will be adversely affected. The local market situation where supply has exceeded demand may further intensify.

In respect of favourable factors, the State will continue to boost internal demand and sustain economic growth. In particular, Beijing's successful bid to host the Olympic Games, the grand development strategy for Western China, the East-West Gas Pipeline and the improvement of railways will certainly boost the demand for steel. From the perspective of the Company, the overall quality and reputation of the Company has also improved remarkably by means of the intensification of reforms and improvement of capital use. The Company is endeavouring to expedite the implementation of a series of renovation in facilities. The effect of the renovation projects such as the continuous casting projects, the combined pickling and continuous rolling line and the cross cutting lines, which were financed by offering proceeds, are or have been gradually realized. Moreover, the renovation of the cold rolling line, galvanised steel production line, color coating production line, the Large Section Plant and the Thick Plate Plant will be completed and put into operations in the forthcoming years. These will significantly improve the Company's product mix and enhance the production capacities of the Company. In particular, following full utilization of its competitive edge in technology and domestic manufacturing capacity of equipment, introduction of foreign major facilities with respect to its technological renovation projects, the Company had significantly reduced its investment with an aim to minimize investment and maximize returns. All these are favourable factors for the future development of the Company and the Company's competitiveness.

For 2002, the Company estimates the annual turnover to be around Rmb9,900,000,000, representing a year-on-year increase of 4%; the production to be 4,330,000 tonnes, representing a year-on-year increase of 10%; and, the costs to drop by 2.5%.

Proposed measures for the production and operations of the Company in 2002 are as follows:

1. Comprehensive central production and management system will be consolidated and expanded. The allocation of production resources will be improved. The stability and high efficiency of production will be ensured. More detailed objectives will be set and responsibilities will be clarified for every related step including contracting as well as planning and management, and close connection between production and sales will be ensured.

2. The research and production of new products will be stepped up. The investment in technological research will be enlarged and focus will be placed on technological advancement in order to continue to raise the market competitiveness of products. Focus will be placed on the adjustment of product mix to realize low costs and high added value after a certain scale has been guaranteed.

3. The operations and sales management will be strengthened in order to continue to raise the market share of products. The sales volume to clients through direct sales will be actively promoted. The north eastern market will be further consolidated and the markets in northern China and Shandong will be occupied. Effort will be put on boosting the sales of high-efficiency

products in order to raise their percentage in the total turnover. Attention will be paid to the demands of overseas markets and the export volume will be raised. New markets will be explored at the same time.

4. Budget management will be thoroughly strengthened. A whole-process and all-round budget control system will be implemented. On the basis of the management of the 2001 budget, the functionality of budget management will be carried out comprehensively in an effort to attain the operations indicators.

5. The pace of technological improvement will be expedited. On the basis of economics and guaranteed quality, the development pace of the projects funded by capital raised will be accelerated so as to enable them to generate returns as soon as possible. On the basis of guaranteed quality, the development of projects not funded by the proceeds such as the production line of galvanised steel sheets and color coating steel sheets will also be accelerated. Meanwhile, the use of modern technology in an active manner is necessary so as to reform the Company and accelerate the establishment of its information system.

THE IMPACT OF CHINA'S ACCESSION TO THE WTO ON THE COMPANY'S ECONOMIC DEVELOPMENT

The accession to the WTO will expedite the integration of the PRC economy to the global economy, and will expand the extent, the scope and the level of the Company's participation in competition and cooperation with international corporations, making it possible to utilize and to source from the domestic and overseas markets effectively. Exports of products will be expanded. On the other hand, the accession to the WTO may lead to standardization of rules and regulations and fairness in competition which have created a favourable environment and external conditions for the development of the Company. However, the abolition of import quota of steel products and the significant decrease in import tariff after the PRC's accession to the WTO will likely have an adverse effect on the domestic steel market. The oversupply situation of steel products in the domestic market is expected to worsen.

THE IMPACT OF THE OFFICIAL IMPLEMENTATION OF "CLAUSE 201" ON 20 MARCH 2002 WHICH LIMITS IRON AND STEEL IMPORTS TO THE U.S.

The clause stipulated that major iron and steel products including steel products and long plates imported to the U.S. will be subject to quota limitation for three years or an additional 8%-30% tariff. Given that the steel products imported to the U.S. represented a small proportion to the total sales of the Company, the implementation of the US import restriction will not have a direct and material impact on the production and operations of the Company. For instance, the exports of the Company's exports amounted to 106,000 tonnes in 2001, 33% of which were steel products exported to the U.S., which accounted for only 0.9% of the total sales volume of the Company in 2001.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE OF THE COMPANY (IN ACCORDANCE WITH IAS)

As at 31 December 2001, the Company had a long term loan of Rmb400 million, which was used for technological improvement. The term of the loan is from 3 to 5 years. The annual interest rate for the loan of Rmb300 million is 5.94% while the remaining Rmb100 million is 6.03%. As at 31 December 2001, the Company had cash and cash equivalents of Rmb761 million, which decreased by Rmb1.52 billion from Rmb2.28 billion from the previous year. It was attributable to (i) the expense of Rmb1.28 billion of technological improvement projects; (ii) increase in receipt of bill of acceptance for sales of the Company's products, leading to decrease in cash at bank and in hand.

At the end of 2001, the total assets less current liabilities of the Company amounted to Rmb7.86 billion, compared with Rmb7.47 billion at the end of 2000. The shareholders' funds of the Company amounted to Rmb7.44 billion at the end of 2001, compared with Rmb7.22 billion at the end of 2000.

ASSETS PLEDGED

As at 31 December 2001, the Company did not pledge any assets.

COMMITMENTS AND CONTINGENT LIABILITIES

As at 31 December 2001, the Company had capital commitment of Rmb4.68 billion, including Rmb30 million for investment in ANSC-TKS Galvanizing Co., Ltd. and the remaining balance was for financing the construction costs of the projects.

As at 31 December 2001, the Company did not have any contingent liabilities.

FOREIGN CURRENCY RISK

The Company does not have any significant foreign currency risk exposure arising from its sales and raw materials purchases for production as these transactions are mainly carried out in Renminbi, with the exception of a small portion of export sales conducted in foreign currencies. The Company incurs foreign currency risks on commitments to purchase plant and equipment in currencies other than Renminbi. The Company uses foreign currency deposits to hedge against such foreign currency risks. The foreign exchange losses arising on translation of the deposits designated for hedging forecasted transactions for the year ended 31 December 2001 amounted to Rmb21,082,000 (2000: losses of Rmb28,142,000).

GEARING RATIO

In accordance with IAS, the shareholders' funds to liabilities ratio of the Company in 2001 was 2.66 times, compared with 3.18 times in 2000.

THE IMPACT OF THE CHANGES IN TAX RATE, EXCHANGE RATES AND INTEREST RATES

In 2001, the tax rate applicable to the Company did not change. Exchange rate for converting Renminbi to US dollars has changed slightly. These factors did not affect significantly the financial position of the Company. In 2001, the change in interest rate did not have substantial impact on the financial position of the Company.

TRUST DEPOSITS

As at 31 December 2001, the Company did not have any trust deposits placed with any financial institutions in the PRC and did not encounter any difficulties in making withdrawals of the Company's fixed deposits with banks.

MATERIAL LITIGATION AND ARBITRATION

The Company was not involved in any material litigation or arbitration during the year.

REPURCHASE, SALE AND REDEMPTION OF SECURITIES

In 2001, the Company issued 39,991,818 A shares in respect of the conversion of the convertible debentures issued by the Company in March 2000. Other than these A shares issued upon such conversion, there were no other purchase, sale or redemption by the Company or any of its subsidiaries of its securities during the year.

SUPPLEMENTARY INFORMATION PUBLISHED AT THE WEBSITE OF THE STOCK EXCHANGE

In accordance with the requirements of section 45(1)-(3) of the appendixes 16 of the Listing Rules, the Company will publish the details of all financial and related information on the website of the Stock Exchange of Hong Kong as scheduled.

SUBSEQUENT EVENT

On 9 January 2002, the Company entered into a joint venture agreement, an articles of association and a technology transfer agreement with Thyssen Krupp Stahl in Germany, which were approved by the Ministry of Foreign Trade and Economic Cooperation on 1 February 2002. On 8 February 2002, the Company and Thyssen Krupp Stahl AG in Germany jointly established ANSC-TKS Galvanizing Co., Ltd. with a registered capital of US$60,000,000, of which each party holds a 50% interest.

OTHER INFORMATION PUBLISHED CONCURRENTLY IN THE PRC

The return on net assets and earnings per share based on the profits for 2001 under PRC Accounting Standards:

Profits for the reporting period	Return on net assets (%) Fully diluted	Return on net assets (%) Weighted average	Earnings per share (Rmb) Fully diluted	Earnings per share (Rmb) Weighted average
Profits from principal operations	14.36	14.37	0.350	0.351
Operating profits	10.17	10.17	0.248	0.248
Net profits	5.61	5.61	0.136	0.137
Net profits after deduction of extraordinary items	5.92	5.92	0.144	0.145

MOVEMENT IN SHARE CAPITAL

As at 31 December 2001, the equity structure of the Company was as follows:

Unit: share

		Opening balance	Convertible debentures and converted shares	Closing balance
I.	Unlisted shares			
	Domestic legal person owned shares	1,319,000,000	-	1,319,000,000
	Total unlisted shares	1,319,000,000	-	1,319,000,000
II.	Listed shares			
	1. Renminbi ordinary shares	708,943,331	39,991,818	748,935,149
	2. Overseas-listed foreign invested shares	890,000,000	-	890,000,000
	Total listed shares	1,598,943,331	39,991,818	1,638,935,149
III.	Total number of shares	2,917,943,331	39,991,818	2,957,935,149

DETAILS OF SHAREHOLDERS

1. At the end of the reporting period, the total number of shareholders was 252,374 shareholders, of which 801 were holders of H shares.

2. As at 31 December 2001, the top 10 major shareholders of the Company and

their respective shareholdings were as follows:

No.	Name of shareholders	Number of shares held (shares)	Net increase or decrease in 2001 (shares)	Percentage of shareholding (%)
1.	Angang Holding	1,319,000,000	-	44.59
2.	HKSCC Nominees Limited	859,019,999	10,486,000	29.04
3.	China Mobile Group Ltd.	50,104,792	-	1.69
4.	北京銀河融證投資顧問有限責任公司	27,329,205	-	0.92
5.	中國銀河證券有限責任公司	8,938,722	-	0.30
6.	Shanxi Taigang Buxiu Co., Ltd.	7,986,600	-	0.27
7.	Labour Services Company of Agricultural Bank of China, Jiangsu Provincial Branch	7,116,964	-	0.24
8.	Zhengzhou Xuntong Computer System Engineering Co., Ltd.	6,509,357	-	0.22
9.	通州市籃天紡織有限公司	6,436,452	-	0.22
10.	LO HON MAN	5,000,000	-	0.17

Notes: (1) The H shares held by Angang Holding were held on behalf of the State.

(2) The shares held by HKSCC Nominees Limited and Lo Hon Man were H shares.

(3) The details of the connected relationship of the top 10 major shareholders: Angang Holding, the first major shareholder of the Company, has no connected relationship with other shareholders among the top 10 major shareholders. It cannot be confirmed on the existence of any connected relationship among other shareholders.

3. Details of the Controlling Shareholder of the Company, Angang Holding

The controlling shareholder of the Company is Angang Holding.

Legal representative: Liu Jie

Year of incorporation: 1948

Principal business: Production of steel products, metal products (non-franchise), cast iron tubes, metal structures, metal wire and products, sintering and coking products, cement, power generation, metallurgical machinery and parts, electrical machinery, electricity transmission and supply and control facilities and meters, mining of iron and manganese ores, refractory earth and stone extraction.

Principal products: 鋼壓延製品 and metal products

Registered capital: Rmb10,794,160,000

Shareholding structure: Wholly-owned by the State

SHARES HELD BY DIRECTORS, SUPERVISORS, AND SENIOR MANAGEMENT

1. Basic details

Name	Position	Sex	Age	Terms of appointment	Number of shares held as at 1 January 2001 (share)	Change for the year 2001 (share)	Number of shares held as at 31 December, 2001 (share)
LIU Jie	Chairman of the Board	Male	58	2000.5.8-2003.5.7	5,000	-	5,000
CAI Denglou	Vice Chairman	Male	57	2000.10.18-2003.5.7	-	-	-
YANG Hua	Vice Chairman	Male	40	2000.10.18-2003.5.7	-	-	-
YAO Lin	Director, GM	Male	37	2000.5.8-2003.5.7	5,000	-	5,000
WANG Baolin	Director	Male	58	2000.5.8-2003.5.7	5,000	-	5,000
LI Zhongwu	Director, Deputy GM	Male	39	2000.10.18-2003.5.7	-	-	-
ZHANG Lifen	Director, Deputy GM	Female	37	2000.10.18-2003.5.7	-	-	-
FU Jihui	Director, Deputy GM	Male	50	2000.5.8-2003.5.7	5,000	-	5,000
LU Xianliang	Director, Deputy GM	Male	58	2000.5.8-2003.5.7	5,000	-	5,000
YU Wanyuan	Non-executive Director	Male	41	2000.5.8-2003.5.7	-	-	-
YANG Tianjun	Independent Non-executive Director	Male	59	2000.5.8-2003.5.7	-	-	-
Venantius TAN	Independent Non-executive Director	Male	38	2000.5.8-2003.5.7	-	-	-
QI Cong	Chairman of the Supervisory Committee	Male	56	2000.5.8-2003.5.7	-	-	-
ZHOU Fa	Supervisor & Chairman of the Labour Union	Male	56	2000.5.8-2003.5.7	5,000	-	5,000
JIN Zuoyong	Supervisor	Male	47	2000.5.8-2003.5.7	5,000	-	5,000
FU Wei	Deputy General Manager	Male	42	2000.8.16-present	6,000	3,000	9,000

(1) Mr. LIU Jie, Chairman of the Board of the Company, has been serving as the General Manager of Angang Holding, the controlling shareholder of the Company, since December 1994.

(2) Mr. CAI Denglou, Vice-Chairman of the Board of the Company, has been serving as the Deputy General Manager of Angang Holding since January 1999.

(3) Mr. YU Wangyuan, Non-executive Director of the Company, has been serving as the Deputy General Manager of Angang Holding since December 2001.

(4) Mr. CAI Cong, Chairman of the Supervisory Committee of the Company, has been serving as a member of the senior management of Angang Holding since November 1998.

2. Status of Remuneration in 2001

(1) The remuneration of the directors and supervisors in 2001 was proposed by the Board of Directors and will be approved by the shareholders in General Meeting. The remuneration was determined on the basis of the status of the operations of the Company and of the remuneration paid by similar enterprises on the mainland.

(2) The total remuneration payable to directors, supervisors and senior management of the Company in 2001 was Rmb1,266,800. The total remuneration payable to the three directors and senior management with highest remuneration were Rmb300,000. The director's fee payable to YU Wanyuan, Non-executive Director, was Rmb20,000; the director's fee payable to YANG Tianjun, Independent Director, was Rmb20,000; the director's fee payable to Venantius TAN, Independent Director, was Rmb21,400; and the director's fee payable to HO Ying, Independent Director, was Rmb21,400. The number of directors, supervisors and senior management whose remuneration was in the band of below Rmb50,000 was 1; whose remuneration was in the band of Rmb50,000 - 80,000 was 3; and, whose remuneration was in the band of Rmb80,000 - 100,000 was 9.

3. Resignation of Directors, Supervisors and Senior Management during the reporting period

The Company convened the sixth meeting of the second Board of Directors on 14 November 2001 and the Meeting approved the resignation of Mr. HO Ying, Independent Director of the Company, from the aforesaid post. Mr. HO Ying resigned from the position of Independent Director because he considered that he was unable to set aside sufficient time to discharge his duties as an Independent Director.

The segmental structure of principal operating revenue and profit from principal operations of the Company during the reporting period (In accordance with the PRC accounting standards)

(Unit: Rmb'000)

Name of products	Sales revenue	Percentage to total principal revenue (%)	Profit from principal operations	Percentage to profit from principal operations (%)	Cost of sales	Gross profit margin(%)
Cold rolled sheets	3,086,572	32.52	221,403	21.41	2,856,711	7.17
Thick plates	2,426,689	25.57	306,751	29.66	2,113,728	12.64
Wire rods	1,690,819	17.82	54,926	5.31	1,631,313	3.25
Large steel products	2,286,443	24.09	451,238	43.62	1,829,177	19.74

MAJOR SUPPLIERS AND CUSTOMERS

The cost of raw materials purchased from the Company's five largest suppliers represented 58.7% of the Company's total purchase for the year, of which purchases from the largest supplier represented 57% of the Company's total purchases. The sales to the Company's five largest customers in aggregate represented 35% of the

Company's total turnover for the year and the largest customer accounted for 17%.

Angang New Steel and Iron Company Limited ("ANSI") is a subsidiary of Angang Holding, the controlling shareholder of the Company and the largest supplier of materials to the Company.

REVIEW ON STRUCTURE OF CORPORATE GOVERNANCE

1. The Company conducted a self review on its corporate governance structure with reference to the regulatory documents on the governance of listed companies issued by China Securities Regulatory Commission. The Company's corporate governance was generally in conformity with the requirements stated in the documents. They were mainly demonstrated in the following areas:

(1) In connection with shareholders and general meetings: The Company was able to treat every shareholder fairly, to adequately protect the interests of minority shareholders and ensure that every shareholder could exercise his own rights in full. In addition, the Company was able to convene and hold general meetings in strict accordance with the requirements contained in the regulatory guidelines on general meetings.

(2) In connection with connected transactions: There existed connected transactions of raw material supply between the Company and its holding company. The Company conducted those connected transactions in strict accordance with market principles, firmly protected the interests of minority shareholders and complied with the stipulated approval and disclosure requirements.

(3) In connection with the relation between controlling shareholders and the listed company: The relation between Angang Holding and the Company was generally in compliance with the requirements stated in the regulatory documents. Angang Holding is independent of the Company in terms of staff, assets, finance, organization and business.

Further review required: Angang Holding occasionally issues operational plan to the Company.

(4) In connection with Directors and Directors' meetings: The Company elected its Directors in strict accordance with the selection and appointment method contained in the articles of association. The number of persons and formation of the Company's Board of Directors were in compliance with the requirements of applicable laws and regulations. All the Directors of the Company attended Directors' meetings and general meetings in a serious and responsible manner. They took active part in training to familiarize themselves with the applicable laws and regulations concerned and to understand the rights, obligations and responsibilities of a director.

Further review required: The Company has appointed Independent Directors, but still requires an independent Director with professional accounting qualifications. In addition, the Company has not yet set up committees on strategy, nomination, salary and appraisal.

(5) In connection with Supervisors and Supervisory Committee: The Supervisory Committee of the Company was able to discharge its duties properly, and conduct legality and compliance monitoring of the financial position of the Company and the duties of the Directors, Managers and other senior management.

(6) In connection with disclosure of information: The Company has appointed a Company Secretary. The Company Secretary is responsible for various information disclosure departments which, in turn, is responsible for disclosure of the Company's information. The Company was able to disclose its information in a true, accurate, complete and timely manner in strict accordance with the requirements of the applicable laws, regulations and the Company's articles of association, and to ensure that every shareholder had an equal opportunity to obtain the information.

Further review required: The Company has not set up an independent institution for information disclosure. The information disclosure has been conducted by its management departments.

In accordance with the regulatory documents on corporate governance, there are still areas in need of improvement. In this respect, the Company has committed to conduct further review and to introduce improvements as soon as possible.

2. Discharge of Duties by Independent Directors

The Company has appointed Independent Directors who were able to discharge their duties in accordance with the requirements of the applicable laws and regulations, express their views as independent directors on material issues of the Company, and protect the interests of the Company and of the minority investors.

SHAREHOLDERS' GENERAL MEETINGS DURING THE REPORTING PERIOD

1. On 16 May 2001, the Company convened its 2000 annual general meeting at Angang Dong Shan Hotel, 108 Dong Feng Street, Tie Dong District, Anshan City. The meeting was attended by shareholders present in person or by proxy holding 2,170,627,999 shares, representing 73.66% of the total share capital of the Company, and was validly constituted by virtue of the Articles of Association of the Company and the Company Law of the People's Republic of China. Resolutions regarding the following were considered and approved at the meeting:

(a) the 2000 working report of the Board;

(b) the 2000 report of the Supervisory Committee;

(c) the 2000 audited financial statements of the Company;

(d) the profit distribution proposal of the Company for 2000;

(e) the re-appointment of KPMG and KPMG Huazhen as the Company's international and domestic auditors respectively for 2001 and the authorisation to the Board to determine the auditors' remuneration;

(f) the remuneration of the directors and the supervisors of the Company for 2000;

2. On 31 December 2001, the Company convened an extraordinary general meeting at Angang Dong Shan Hotel, 108 Dong Fong Street, Tie Dong District, Anshan City. The meeting was attended by shareholders present in person or by proxy holding 2,178,089,999 shares, which represented 73.65% of the total share capital of the Company, and was validly constituted by virtue of the Articles of Association of the Company and the Company Law of the People's Republic of China. The resolutions regarding the following were considered and approved at the meeting:

(a) The Supplemental Supply of Materials and Services Agreement entered into between the Company and Angang Holding;

(b) The setting up of a galvanised steel sheet and color coating steel sheet production lines.

REPORT OF THE SUPERVISORY COMMITTEE

During the year, members of the Supervisory Committee carried out their duties conscientiously in accordance with the Company Law and the Articles of Association of the Company to protect the lawful interests of the Company and its shareholders.

(i) The Supervisory Committee attended 2 general meetings, 4 Board meetings of the Company as non-voting participants and convened 2 supervisory meetings. The Supervisory Committee proposed independent opinions and advice on the basis of their full knowledge of the Company's major production and operation decisions and implementation process.

a. On 20 March 2001, the second Supervisory Committee held its second meeting at Conference Room in Angang Dong Shan Hotel at which the working report of the Supervisory Committee for 2000 was passed.

b. On 13th August 2001, the second Supervisory Committee held its third meeting at Conference Room in Angang Dong Shan Hotel at which the Company's 2001 interim report and its summary were considered and approved.

(ii) The Supervisory Committee assisted the Company in regulating itself as a joint stock company and strengthening its internal supervision. It also effectively monitored the Company's operations to ensure compliance with the relevant laws and regulations of the PRC Company Law and the Company's Articles of Association. It has examined and reviewed the connected transactions entered into between the Company and Angang Holding as well as reviewed the relevant information in order to ensure the fairness of such transactions.

The Supervisory Committee provided independent opinion on the following issues:

(a) During the year, the Company's operations had complied with all relevant laws and regulations and no violation of regulations had occurred. The Company has improved its internal management system and the decision making procedure of the Company complied with applicable laws and regulations.

(b) None of the directors and the general manager had violated any laws or regulations when performing their duties or have otherwise acted in a manner as to infringe upon the interests of the Company.

(c) The auditors' report issued by the auditors accurately reflected the Company's financial position and operating results.

(d) The actual application of the proceeds was in line with the projects undertaken.

(e) During the year, all the connected transactions with Angang Holding, including the purchases of raw materials, energy and utilities were based on arm's length negotiation, there was no insider dealing, and the interests of the Company were not adversely affected and the Company did not incur any loss in value to its assets.

MATERIAL CONNECTED TRANSACTIONS

In 2001, the Company purchased most of the raw materials, energy and utilities necessary for its production operations from Angang Holding and Angang New Steel and Iron Company Limited ("ANSI"), a subsidiary of Angang Holding, and sold to Angang Holding and ANSI part of its products which were needed for its technological transformation and equipment maintenance. The transactions and prices were in compliance with the supply of materials and services agreements entered into by the parties.

Major items provided by ANSI to the Company were as follows:

As a

percentage

of the

contractual

Items	Pricing principle	Price	Amount	amount of similar transaction
			(Rmb'000)	(%)
Billets	Not higher than the minimum sales price for the preceding month offered by ANSI to its independent third party customers and the average of the prices of batch raw materials quoted to the Company by five independent suppliers in the PRC	Rmb1,513/tonne	1,232,986	100
Slabs		Rmb1.700/tonne	434,159	94.23
Hot rolled coils		Rmb2,047/tonne	2,476,198	100
Molten iron		Rmb1,063/tonne	2,084,731	100
Scrap steel		Rmb977/tonne	164,055	100
Water for industrial use	At cost	Rmb0.62/tonne	13,973	100
Recycled water		Rmb0.33/tonne	23,328	100
Soft water		Rmb3.67/tonne	3,186	100
Mixed gas	At cost	Rmb18.32/GJ	119,078	100
Nitrogen		Rmb0.07/M3	9,526	100
Oxygen		Rmb0.38/M3	46,275	100
Argon		Rmb1.00/M3	2,586	100
Hydrogen		Rmb1.95/M3	9,094	100
Compressed air		Rmb0.07/M3	16,581	100

Major items provided by the Company to ANSI were as follows:

Items	Pricing principle	Price	Amount	As a percentage of the contractual amount of similar transaction
			(Rmb'000)	*(%)*
Billets	Not less than the average of the sales prices for the preceding month offered by the Company to its independent third parties	Rmb1,758/tonne	56,493	7.68
Slabs		Rmb1,613/tonne	4,527	3.92
Cold rolled sheets		Rmb3,078/tonne	1,224	0.04
Thick plates		Rmb2,606/tonne	62,100	2.70
Wire rods		Rmb2,035/tonne	33,651	2.00
Large steel products		Rmb2,354/tonne	2,476	0.18
Pipe billets		Rmb1,880/tonne	647,932	100
Scrap steel		Rmb930/tonne	226,577	69

Major items provided by Angang Holding to the Company

were as follows:

Items	Pricing principle		Price *(Rmb'000)*	As a percentage of the contractual amount of similar transaction *(%)*
Railway transportation	State price		24,601	100
Road transportation	Market price		13,922	53.36
Export agency	1.5% as commission		13,357	100
Purchase of heavy oil liquefied gas			1,043	100
Testing and analysis of products	State price		9,372	44.94
Repair and maintenance of equipment			11,749	12.15
Design and engineering			6,125	77
Heat supply to staff quarters			3,558	30.22
Telephone/fax, TV services			1,254	50.79
Lime	Not higher than the average of the sales prices for the preceding	Unit price: Rmb435/tonne	45,736	100
Refractory materials	month offered by Angang Holding to independent third parties	Unit price: Rmb1,866/tonne	18,003	10

The above connected transactions of the Company were all settled in cash.

In 2001, the gross profit margin of the pipe billets sold by the Company to ANSI was 11.53%.

The above connected transactions were entered into (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms; (iii) in accordance with the terms of the Services Agreement; and (iv) subject to the terms and conditions of the conditional waiver granted by the Stock Exchange.

Subject to the abovementioned connected transactions, there were no other material contracts entered into between the Company and its controlling shareholder in 2001.

APPOINTMENT, CHANGE AND TERMINATION OF APPOINTMENT OF AUDITORS

KPMG and KPMG Huazhen were appointed at the 2000 annual general meeting of the Company as the international and domestic auditors of the Company, respectively, for the year 2001. The remuneration for auditors for 2001 amounted to HK$1,820,000 in respect of auditing services for H shares and HK$1,480,000 in respect of auditing services for A shares, totalling HK$3,300,000.

MATERIAL CONTRACTS AND THEIR PERFORMANCE

The Company did not enter into any trust, contractual or lease arrangement during the reporting period. The Company also did not provide guarantees to any third parties nor entered into any trust financial arrangements as confirmed by the Independent Board Committee, which comprised of board members not associated with the Company's holding company.

OTHER MATERIAL CONTRACTS

1. On 29 August 2001, the Company entered into the Assets Transfer Agreement with Dongbeifeng in respect of the Makoutie Phase I Project.

2. On 14 November 2001, the Company entered into the Supplemental Supply of Materials and Services Agreement with Angang Holding.

3. On 8 February 2001, the Company initially entered into a Angang New Steel - Thyssen joint venture agreement with German Company Thyssen Krupp Stahl AG in respect of the setting up of a galvanised production line in Dalian, Liaoning Province.

FINANCIAL STATEMENT

The following is a summary of the audited results for the year ended 31 December 2001 extracted from the audited financial statements of the Company prepared in accordance with International Accounting Standards ("IAS"), together with comparative figures for corresponding period in 2000.

	Note	**2001** *Rmb'000*	**2000** *Rmb'000*
Turnover	2	9,465,247	9,767,600
Cost of sales		(8,426,475)	(8,753,842)
Gross profit		1,038,772	1,013,758
Other operating income	3	25,505	23,399
Distribution and other operating expenses		(158,670)	(168,158)
Administrative expenses		(232,641)	(153,800)

Profit from operations		672,966	715,199
Net financing income	4(a)	25,858	39,678
Profit from ordinary activities before taxation	4(b)	698,824	754,877
Income tax	5	(332,343)	(263,482)
Profit attributable to shareholders		366,481	491,395
Dividend attributable to the year Final dividend proposed after the balance sheet date		236,635	262,615
Earnings per share	7		
- Basic		Rmb0.124	Rmb 0.188
- Diluted		Rmb0.124	Rmb 0.185

Notes:

1 Change in accounting policy

The same accounting policies adopted in 2000 annual financial statements have been applied to the financial statements for the year ended 31 December 2001, except the accounting policy on the hedging of firm commitments and forecasted transaction has been revised as a result of the adoption of IAS39 Financial Instruments: Recognition and Measurement with effect from 1 January 2001. According to IAS 39, retrospective application is not permitted. The revised accounting policy is as follows:

Hedge of firm commitments and forecasted transactions

Where a financial instrument is designated as a hedge of the variability in cash flows of a firm commitment or a highly probable forecasted transaction, the effective part of any gain or loss on the financial instrument is recognised directly in equity. When the firm commitment or forecasted transaction results in the recognition of an asset or liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the asset or liability. Otherwise the cumulative gain or loss is removed from equity and recognised in the income statement at the same time as the hedged transaction. The ineffective part of any gain or loss is recognised in the income statement immediately. Any gain or loss arising from changes in the time value of the derivative financial instrument is excluded from the measurement of hedge effectiveness and is recognised in the income statement immediately.

2. Turnover

Turnover represents the aggregate of the invoiced value of goods sold, after allowances for goods returned, trade discounts, value added tax ("VAT") and sales surtaxes. All of the Company's operations are conducted in the PRC.

A geographical analysis of turnover is as follows:

	2001 *Rmb'000*	**2000** *Rmb'000*
Domestic - PRC	9,189,346	9,203,484
Export		
South Korea	81,560	73,652
Japan	5,163	143,956
United States	132,890	334,781
Taiwan	44,036	-
Others	12,252	11,727
	9,465,247	9,767,600

3 Other operating income

	2001 *Rmb'000*	**2000** *Rmb'000*
Packaging materials income	7,214	6,604
Income from sales of scrap materials	18,213	16,205
Others	78	590
	25,505	23,399

4 Profit from ordinary activities before taxation

Profit from ordinary activities before taxation is arrived at after charging/(crediting):

	2001 *Rmb'000*	**2000** *Rmb'000*
(a) Net financing income:		
Interest and other borrowing costs	23,135	35,367

Less: amount capitalised as construction in progress*	(12,680)	(35,367)
Net interest expenses	10,455	-
Net exchange difference	20,892	28,142
Less: amount capitalised as construction in progress	(21,082)	(28,142)
Net exchange gain	(190)	-
Interest income	(37,790)	(40,150)
Bank charges	1,667	472
	(25,858)	(39,678)

* The borrowing costs have been capitalised at an average rate of 5.58% (2000: 4.25%) per annum for construction in progress.

		2001	2000
		Rmb'000	*Rmb'000*
(b)	Other items:		
	Cost of raw materials	6,982,978	7,098,732
	Depreciation and amortisation	347,075	337,446
	Loss on disposal of property, plant and equipment	30,960	131

5 Income tax

	2001	2000
	Rmb'000	Rmb'000
Current tax expense	295,081	262,673
Deferred tax expense	37,262	809
Total income tax expense in income statement	332,343	263,482

The provision for PRC income tax is calculated at 33% (2000: 33%) of the estimated assessable profits for the year determined in accordance with relevant income tax rules and regulations in the PRC.

Pursuant to the requirement under the PRC "Accounting Regulations for Business Enterprises", which became effective from 1 January 2001, the water and electricity use rights, which capitalised as intangible assets with a total carrying value of Rmb112,915,000 as at 31 December 2000 would have to be retrospectively de-recognised in the financial statements prepared under the PRC Accounting Rules and Regulations and the related tax benefits would no longer exist. Under such circumstances, the related deferred tax assets of Rmb37,262,000 as at 31 December 2000 were written off in these financial statements.

The Company did not earn income subject to overseas income tax and therefore no provision has been made for overseas profits tax.

6 Reserve

	Share premium *Rmb'000*	Statutory surplus reserve *Rmb'000*	Statutory public welfare fund *Rmb'000*	Convertible debenture reserve *Rmb'000*	Hedging reserve *Rmb'000*	Retained earnings *Rmb'000*	Total *Rmb'000*
2000							
At 1 January 2000	1,999,939	92,573	92,573	-	-	660,555	2,845,640
Net profit for the year	-	-	-	-	-	491,395	491,395
Transfers for the year	-	48,975	48,975	-	-	(97,950)	-
Convertible debentures issued	-	-	-	184,540	-	-	184,540
Shares issued upon convertible of convertible debentures	953,680	-	-	(166,028)	-	-	787,652
Deferred tax recognised	-	-	-	(7,374)	-	-	(7,374)
At 31 December 2000	2,953,619	141,548	141,548	11,138	-	1,054,000	4,301,853
2001							
At 1 January 2001	2,953,619	141,548	141,548	11,138	-	1,054,000	4,301,853
Net profit for the year	-	-	-	-	-	366,481	366,481
Proposed transfers for the year	-	41,032	41,032	-	-	(82,064)	-
Net exchange difference on hedged transactions recognised	-	-	-	-	(6,816)	-	(6,816)
Net exchange difference capitalised as the cost of construction in progress	-	-	-	-	6,816	-	6,816
Shares issued upon conversion of convertible debentures	92,480	-	-	(14,376)	-	-	78,104
Dividend approved in respect of the pervious year	-	-	-	-	-	(265,490)	(265,490)
Deferred tax released upon conversion of convertible debentures	-	-	-	4,659	-	-	4,659
At 31 December 2001	3,046,099	182,580	182,580	1,421	-	1,072,927	4,485,607

Under the PRC Company Law and the Company's Articles of Association, the Company should appropriate part of its net profit after taxation (as determined under the PRC accounting rules and regulations) to the following reserves:

- allocations to the statutory surplus reserve fund of at least 10% of the net profit after taxation until the fund aggregates to 50% of the Company's registered capital; and

- allocations of 5% to 10% of the net profit after taxation to the Company's statutory public welfare fund, which is established for the purpose of providing employee facilities and other collective benefits to the Company's employees.

Proposed transfer to the statutory surplus reserve and the statutory public welfare fund amounted to Rmb41,032,000 (2000: Rmb48,975,000) and Rmb41,032,000 (2000: Rmb48,975,000) respectively.

7 Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of Rmb366,481,000 (2000: Rmb491,395,000) and a weighted average number of shares outstanding during the year of 2,946,646,000 (2000: 2,619,232,000).

(b) Diluted earnings per share

The calculation of diluted earnings per share is based on the profit attributable to shareholders of Rmb366,481,000 (2000: Rmb491,395,000) and a weighted average number of shares of 2,952,629,000 (2000: 2,654,742,000) after the adjustment with regard to the effects of conversion of remaining convertible debentures.

The conversion of remaining convertible debentures will not affect the profit attributable to shareholders as the interest incurred was capitalised as construction in progress.

DIVIDENDS

On 25 March 2002, the directors recommended the payment of a final dividend of Rmb8 cents per share for the year ended 31 December 2001 (2000: Rmb 9 cents per share). The dividend distribution proposal is subject to the approval by the shareholders at the forthcoming Annual General Meeting. The total proposed dividends of Rmb236,635,000 have not been provided for in the IAS accounts as they are declared after the balance sheet date.

In respect of the dividends attributable to the year ended 31 December 2000, the difference between the final dividend proposed (Rmb262,615,000) and the amount approved and paid during the year (Rmb265,490,000) represents the additional dividends distributed to the holders of shares which were issued upon the conversion of convertible debentures before the closing date of the register of members.

AUDITORS' REPORT

To the shareholders of Angang New Steel Company Limited ("the Company"):

We accepted the appointment and have audited the Company's balance sheet as of 31 December 2001, the income statement and profit appropriation statement and the cash flow statement for the year then ended. These financial statements are the responsibility of the Company. Our responsibility is to express an audit opinion on these financial statements based on our audit. We have conducted our audit in accordance with the Independent Auditing Standards for Chinese Certified Public Accountants issued by the Ministry of Finance of the People's Republic of China. In the course of our audit, we considered the circumstances of the Company and carried out such audit procedures, including an examination of the accounting records on a test basis, as we deemed necessary.

In our opinion, the above-mentioned financial statements comply with the relevant requirements of the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the People's Republic of China and present fairly, in all material respects, the financial position of the Company as of 31 December 2001, and the results of operations and cash flows of the Company for the year then ended, and the accounting policies have been consistently applied.

KPMG Peat Marwick Huazhen

Certified Public Accountants
Registered in the People's Republic of China

Zhao Qi

Unit 1608, Level 16
Wu Wei
China World Tower 2
China World Trade Centre
No.1, Jian Guo Men Wai Avenue
Beijing, The People's Republic of Chjina
Post Code: 100004
25 March 2002

The following financial statements for the year ended 31 December 2001 are prepared in accordance with the PRC Accounting Rules and Regulations.

BALANCE SHEET

At 31 December 2001
(Expressed in Thousand Renminbi)

	Note	2001	2000
Current assets			
Cash at banks and in hand	4	761,229	2,284,444
Bills receivable	5	2,423,349	1,323,298
Trade receivables	6	145,798	162,158
Other receivables	7	175,285	106,009
Prepayments	8	407,468	276,169
Inventories	9	904,213	767,229
Deferred expenses	10	3,244	3,022
Total current assets		4,820,586	4,922,329
Fixed assets			

Fixed assets, at cost or valuation	11	6,455,191	5,470,457
Less: Accumulated depreciation	11	(2,439,756)	(2,169,126)
Net book value of fixed assets		4,015,435	3,301,331
Construction in progress	12	1,076,095	895,924
Total fixed asset		5,091,530	4,197,255
Intangible assets	13	325,772	332,611
Total assets		10,237,888	9,452,195
Liabilities and shareholders' funds			
Current liabilities			
Bills payable	14	1,177,592	718,794
Trade payable	15	267,859	243,667
Receipts in advance	16	480,296	581,308
Accrued payroll	17	40,733	23,364
Staff welfare payable		4,292	5,087
Dividends payable	18	236,635	262,615
Taxes payable	19	177,812	144,156
Other payables	20	107,884	173,281
Accrued expenses		4,000	3,076
Current portion of long-term liabilities	21	120,000	120,000
Total current liabilities		2,617,103	2,275,348
Long-term liabilities			
Long-term loan	21	400,000	120,000
Convertible debentures	22	19,388	151,901
Total liabilities		3,036,491	2,547,249
Shareholders' funds			
Share capital	23	2,957,935	2,917,943
Capital reserve	24	3,072,099	2,979,873
Surplus reserve	25	365,160	283,096
(including: statutory public welfare fund)	25	182,580	141,548
Undistributed profits	26	806,203	724,034
Total shareholder' funds		7,201,397	6,904,946
Total liabilities and shareholder' funds		10,237,888	9,452,195

Liu Jie
Chairman

Ma Lianyong
Financial Controller

Approved by the board of directors on 25 March 2002.

INCOME STATEMENT AND PROFIT APPROPRIATION STATEMENT

For the year ended 31 December 2001
(Expressed in Thousand Renminbi)

	Note	2001	2000
Income from principal operations	27	9,490,523	9,793,150
Less: Cost of sales		8,430,929	8,732,842
Business tax and surcharges	28	25,276	25,550
Profit from principal operations		1,034,318	1,034,758
Add: Other operating profit	29	25,431	23,236
Less: Operating expenses		158,670	168,158
Administrative expenses		194,730	170,093
Add: Financial income	30	25,858	39,678
Operating profit		732,207	759,421
Add: Non-operating income		74	163
Less: Non-operating expenses		33,457	4,707
Total profit		698,824	754,877
Less: Income tax expense		295,081	262,673
Net profit		403,743	492,204
A. Net profit		403,743	492,204
Add: Undistributed profits at the beginning of the year		724,034	592,395
B. Distributable profits		1,127,777	1,084,599
Less: Transfer to statutory surplus reserve fund	25	41,032	48,975
Transfer to statutory public welfare fund	25	41,032	48,975
C. Profits distributable to shareholders		1,045,713	986,649
Less: Transfer to discretionary surplus reserve		-	-

	Dividends	18	239,510	262,615
D.	Undistributed profits		806,203	724,034

Additional information:

		2001	2000
Increase in profits due to the changes in accounting policy	3	-	2,455

CASH FLOW STATEMENT

For the year ended 31 December 2001
(Expressed in Thousand Renminbi)

	Notes to the cash flow statement	2001
Cash flows from operating activities		
Cash received from sales of goods		8,535,322
Sub-total of cash inflows		8,535,322
Cash paid for goods		(7,878,515)
Cash paid to and on behalf of employees		(160,312)
Taxes paid		(301,903)
Cash paid in relation to other operating activities		(490,954)
Sub-total of cash outflows		(8,831,684)
Net cash outflow arising from operating activities	(a)	(296,362)
Cash flows from investing activities		
Maturity of fixed deposits		607,205
Proceeds from disposal of fixed assets, intangible assets and other assets		1,946
Cash from interest received		38,194
Sub-total of cash inflows		647,345
Cash paid for acquisition of fixed assets		(563)
Cash paid for construction in progress, intangible assets and other assets		(1,280,214)
Sub-total of cash outflows		(1,280,777)
Net cash outflow from investing activities		(633,432)
Cash flows from financing activities		

Proceeds from loans		500,000
Sub-total of cash inflows		500,000
Repayments of loans		(220,000)
Cash paid for dividends or interest payment		(266,406)
Sub-total of cash outflows		(486,406)
Net cash inflow from financing activities		13,594
Effect of exchange rate fluctuations on cash held		190
Net decrease in cash and cash equivalents	(c)	(916,010)

CASH FLOW STATEMENT (SUPPLEMENTARY INFORMATION)

For the year ended 31 December 2001
(Expressed in Thousand Renminbi)

		2001
(a)	Reconciliation of net profit to cash flows from operations:	
	Net profit	403,743
	Add: Bad debt provision	35
	Inventories provision	(4,454)
	Depreciation of fixed assets	339,949
	Loss on disposals of fixed assets	30,960
	Amortisation of intangible assets	7,126
	Increase in inventories	(132,530)
	Financial income	(27,525)
	Increase in operating receivables	(1,247,408)
	Increase in operating payables	333,742
	Net cash flow from operating activities	(296,362)
(b)	Non-cash transactions of financing activities:	
	Conversion of debt to capital	131,261
(c)	Decrease in cash and cash equivalents:	
	Cash at the end of the year	559,141
	Less: Cash at the beginning of the year	(1,172,418)
	Add: Cash equivalents at the end of the year	152,088
	Less: Cash equivalents at the beginning of the year	(454,821)

Net decrease in cash and cash equivalents	(916,010)

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Thousand Renminbi)

1. Status of the Company

Angang New Steel Company Limited (the "Company") was established as a joint stock limited company in accordance with the Company Law of the People's Republic of China ("PRC"). The Company was established on 8 May 1997 as part of the restructuring of Anshan Iron & Steel Group Complex ("Angang Holding"). The Company issued H shares on 22 July 1997, and the H shares were listed on The Stock Exchange of Hong Kong Limited on 24 July 1997; the Company also issued A shares on 16 November 1997 and the A shares were listed on the Shenzhen Stock Exchange on 25 December 1997. Pursuant to the reorganisation, the Company took over the business of the Wire Rod Plant, the Thick Plate Plant, and the Cold Rolling Plant (collectively referred to as the "Plants") of Angang Holding.

Angang Holding is one of the iron and steel comprehensive production companies in the PRC. According to the Division Agreement which took effect from 1 January 1997, Angang Holding transferred, the production, sales, research and development, administration activities of the Plants together with the relevant assets and liabilities as its contribution to the Company.

The Company obtained the Business Enterprise License issued by the Liaoning Provincial Administration for Industry and Commerce Bureau on 8 May 1997.

On 1 July 1999, the Company acquired certain production and related assets of the Large Section Plant from Angang Holding in cash.

The Company purchased three converter furnaces from Angang Holding on 1 April 2000 in cash. The new converter furnaces and the self-constructed continuous casting facilities by the Company became the main production line facilities of the Steel Smelting Plant of the Company.

The principal activities of the Company are the production and sale of steel billets, wire rods, thick plates, cold rolled sheets and large section steel.

2. Significant accounting policies

The significant accounting policies adopted in the preparation of the financial statements conform with the relevant requirements of the Accounting Standards for Business Enterprises and Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the PRC.

The effects on the adoption of the PRC Accounting Regulations for Business Enterprises, which became effective from 1 January 2001, to the financial situation and operating results of the Company for the year ended 31 December 2001 are set out in Note 3.

(a) Accounting period

The Company's accounting period is from 1 January to 31 December.

(b) Accounting basis and pricing principle

The Company's financial statements have been prepared on an accrual basis, with historical cost method as the pricing principle.

(c) Reporting currency & translation of foreign currencies

The reporting currency of the Company is Renminbi.

Foreign currency transactions during the year are translated into Renminbi at the exchange rates quoted by the People's Bank of China and other recognised exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the exchange rates quoted by the People's Bank of China and other recognised exchange rates ruling at the balance sheet date. Exchange gains and losses on foreign currency transactions are dealt with in the income statement, except that the gains and losses directly relating to the purchase or construction of fixed assets before they are put in use are capitalised as part of the costs of the fixed assets.

(d) Cash equivalents

Cash equivalents are short-term, highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value and consist of time deposits with an initial term of less than three months.

(e) Bad debt provision

Provision for bad debts is estimated by the Company's management with reference to the aging analysis and collectibility of trade receivables and other receivables at the balance sheet date.

(f) Inventories

Inventories include raw materials, work in progress, finished goods and spare parts.

Inventories are stated at the cost of purchase computed using the weighted average method and are carried at the lower of cost and net realisable value at the end of the period. In the case of work in progress and finished goods, direct labour and an appropriate proportion of manufacturing overheads are also included.

Inventory provision is provided at the difference between cost of individual inventory item and its net realisable value. Net realisable value is determined according to the estimated selling price subsequent to the balance sheet date in the ordinary course of business or management's estimation based on the prevailing market conditions.

Low value consumables are charged to the income statement as and when incurred. Packaging materials are charged to the income statement with reference to the actual consumption.

(g) Fixed assets

Fixed assets include buildings, plant and machinery, and transportation equipment with an estimated useful life over one year, together with non-operating equipment with a unit cost over Rmb2,000 and useful life over one year.

Fixed assets are stated at cost or valuation less accumulated depreciation and impairment (refer accounting policy j).

The cost of an fixed asset comprises its purchase price, import custom, transportation cost, insurance and other relevant expenses, as well as any attributable costs of bringing the asset to working condition for its intended use.

Expenditure incurred on expansion and improvement is capitalised only when it increases the future economic benefits embodied in the relevant fixed assets. All other expenditure is charged to the income statement in the period in which it is incurred.

Gains or losses arising from the disposal of fixed assets are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the income statement on the date of disposal.

Depreciation is provided to write off the cost or valuation where appropriate of each asset over its estimated useful life on a straight-line basis, after taking into account its estimated residual value. The estimated useful lives of fixed assets are as follows:

Buildings and plants	12-42 years
Machinery and equipment	6-21 years
Others	4-15 years

(h) Construction in progress

Construction in progress is stated at cost less impairment (refer accounting policy j). Cost comprises direct cost of construction and purchase cost, as well as the related interest charges and foreign exchange gains and losses incurred during the period of construction, installation and testing.

Plants or machinery equipments are transferred to fixed assets when they have reached the working condition for their intended use.

No depreciation is provided in respect of construction in progress.

(i) Intangible assets and amortisation

Intangible assets are stated at cost or valuation less impairment (refer accounting policy j). Amortisation is provided on a straight-line basis during the beneficial period or the specified useful life of the assets.

(j) Provision for diminution in value

The carrying amounts of the Company's assets, other than inventories (refer accounting policy f) are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount of the asset is estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

- Calculation of recoverable amount

The recoverable amount of an asset is the greater of the net selling price and the value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash flows, the recoverable amount is determined for the minimum cash-generating unit to which the asset belongs.

- Reversals of impairment

Impairment is reversed if there has been a change in the estimates used to determine the recoverable amount.

Impairment is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. Reversals of impairment losses are credited to the income statement in the year in which the reversals are recognised.

(k) Convertible debentures

Convertible debentures are stated at par value. Interest expense is capitalised as the cost of corresponding construction in progress. Upon the completion of the construction in progress, the interest expense is charged directly to financial expenses of the same period.

Upon conversion, the carrying value of the debenture including the accrued interest are credited to the share capital and capital surplus accounts.

(l) Revenue recognition

Sales revenue is recognised when the goods are delivered, services are rendered, and payments are received or the documents supporting the rights to receive consideration are obtained, which represent the related risks and rewards of the ownership of goods have been transferred to customers.

Interest income from bank deposits is accrued on a time-apportioned basis on the principal outstanding and at the applicable rates.

(m) Related parties

Parties are considered to be related to the Company if the Company has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice visa, or where the Company and the party are subject to common control or common significant influence. Related parties may be individual or other entities.

(n) Accounting treatment for income tax

The Company's income tax is provided on an accrual basis.

(o) Taxation

The taxes applicable to the Company are value added tax ("VAT"), income tax, city construction and maintenance tax, stamp duty, directional fixed assets investment tax, and vehicle duty, et cetera.

- VAT

The VAT rate applicable to the Company is 17%

- Business tax and surcharges

The Company is subject to surcharges, including city construction and maintenance tax, educational tax and local education surcharge, which are computed based on 7%, 3% and 1% of net VAT payable, respectively.

- Income tax

The income tax rate applicable to the Company is 33%.

(p) Repairs and maintenance expenses

Repairs and maintenance expenses are charged to the income statement as and when they are incurred.

(q) Research and development costs

Research and development costs are charged to the income statement as and when they are incurred.

(r) Retirement benefits

Retirement benefits are charged to the income statement as and when they are incurred. Relevant details are set out in Note 32.

(s) Appropriation of profit

In accordance with the Company Law of the PRC and the Company's Articles of Association, the Company makes allocations of 10% of the profit after taxation to the statutory surplus reserve fund and allocation of 5% to 10% of the profit after taxation to the statutory public welfare fund.

The appropriation to discretionary surplus reserve is subject to shareholders' approval.

(t) Finance expenses

Finance expenses on loans specially for the purchase or construction of fixed assets, which are incurred before the relevant asset is ready for its intended use, are charged to the cost of the fixed asset when they are incurred. Finance charges which are incurred after the relevant asset is ready for its intended use are charged directly to finance expenses.

3. Changes in accounting policy

When the Company was established on 8 May 1997, Angang Holding transferred to the Company water and electricity use rights of an original value of Rmb122,733,000. Amortisation of the above rights is provided on a straight line basis over the use period of 50 years. As at 31 December 2000, the carrying value of the water and electricity use rights was Rmb112,915,000. Management have conducted a review on whether the aforesaid water and electricity use rights may continue to be treated as intangible assets under "Intangible Assets" of the Accounting Regulations for Business Enterprises which became effective on 1 January 2001 and determined that it should not be treated as intangible asset. Retrospective adjustments have been made accordingly.

The effects of the changes in accounting policy during 2000 and 2001 are as follows:

	31 December 2001 Rmb'000	**31 December 2000 Rmb'000**
Undistributed profits at the beginning of the period		
Balance as previously reported	714,216	585,032
Adjustment on the amortisation of water and electricity use rights	9,818	7,363
Balance after retrospective adjustments	724,034	592,395

	31 December Rmb'000 2001	**31 December Rmb'000 2000**
Capital reserve		
Balance at the beginning of the period		

as previously reported	3,102,606	2,152,761
Written off of water and electricity use rights	(122,733)	(122,733)
Balance after retrospective adjustments	2,979,873	2,030,028

	2001 Rmb'000	**2000 Rmb'000**
Profit for the year		
Balance as previously reported	403,743	489,749
Adjustment on the amortisation of water and electricity use rights	-	2,455
Balance after retrospective adjustments	403,743	492,204

4. Cash at banks and in hand

	Original currency '000	**Exchange rates**	**31 December 2001 equivalent to Rmb'000**	**31 December 2000 equivalent to Rmb'000**
Cash in hand				
Renminbi			4	3
Cash at banks				
Renminbi			197,453	1,664,075
Hong Kong Dollar	190,078	1.06	201,597	288,628
US Dollar	302	8.28	2,500	10,805
Deutsche Marks	22	3.75	82	172,573
Euro	47,151	7.33	345,428	134,203
Pounds Sterling	1,180	12.00	14,165	14,157
			761,229	2,284,444

The balance of the cash at banks and in hand of the Company as at 31 December 2001 has decreased by Rmb1,523,215,000 as compared with the end of the previous year. The amount decreased is mainly utilised for construction in progress.

5. Bills receivable

As at 31 December 2001, the Company has outstanding bills receivable of Rmb2,423,349,000 issued by banks. All bills receivable are not secured or discounted.

Due to the increasing use of bills by customers for settlement of accounts, there is a significant increase in the balance of bills receivable of the Company as compared with last year.

Among the balance of bills receivable, no balance is due from a shareholder who holds more than 5% (including 5%) of the Company's shares.

6. Trade receivables

	31 December 2001 Rmb'000	Percentage	31 December 2000 Rmb'000	Percentage
Within one year	145,798	100%	162,158	100%
Less: Bad debt provision	-		-	
	145,798		162,158	

The management of the Company considers that no provision for bad debt in respect of trade receivables as at 31 December 2001 is necessary as all of these amounts are due within one year and it is expected that the amounts can be fully recovered.

As the 31 December 2001, the trade receivables of the Company were as follows:

Name of the debtor	Amount Rmb'000	Period	Nature
China Railway Materials Shenyang Co.	97,564	2001	Sales of goods
China Railway Construction (Shenyang) Corporation Northeast Office	16,992	2001	Sales of goods
Shanghai Magnetically Levitated Transportation Development Co. Ltd.	31,242	2001	Sales of goods
	145,798		

Among the balance of trade receivables, no balance is due from a shareholder who holds more than 5% (including 5%) of the Company's shares.

7. Other receivables

	31 December 2001 Rmb'000	Percentage	31 December 2000 Rmb'000	Percentage
Within one year	173,498	99%	102,918	97%
Between one and two years	1,674	1%	2,169	2%
Between two and three years	113	-	922	1%
Over three years	56	-	21	-
	175,341	100%	106,030	100%
Less: Bad debt provision				
Over three years	(56)		(21)	

Other receivables, net	175,285	106,009

Bad debt provision of Rmb56,000 has been provided for other receivables. Management considers that most of the other receivables can be recovered in the near future, and debtors have the ability to repay the debts. Hence, the level of bad debt provision is less than 5%.

As at 31 December 2001, the five largest debtors were as follows:

Name of the debtor	Amount Rmb'000	Period	Nature
ANSC-TKG Galvanizing Co. Ltd.	86,980	2001	Equipment cost refund
Anshan State Tax Bureau	74,686	2001	Export tax refund
China Railway Materials Shenyang Co.	2,361	2001	Reimbursement of freight
China Life Insurance Co. (Anshan Branch)	1,061	2001	Insurance premium refund
The Industry and Commercial Bank of China	952	2001	Interest on time deposit

The significant increase in other receivables as compared with 2000 is mainly due to the payment of Rmb86,980,000 made in respect of the establishment of ANSC-TKG Galvanizing Co. Ltd..

Among the balance of other receivables, no balance is due from a shareholder who holds more than 5% (including 5%) of the Company's shares.

8. Prepayments

	Note	31 December 2001 Rmb'000	31 December 2000 Rmb'000
Spare parts		7,800	10,450
Amount due from and prepaid to Angang Holding	(i)	-	265,719
Amount due from and prepaid to Angang New Steel and Iron Company Limited ("ANSI")	(i), (ii)	399,668	-
		407,468	276,169

i. Angang Holding and ANSI, the major suppliers of raw materials to the Company, operate a cash sales policy for sales of raw materials and ancillary materials to its customers.

ii. The amounts due from and prepaid to Angang Holding and ANSI are aged less than one year.

The aging analysis of the prepayments for spare parts is as follows:

	31 December 2001 Rmb'000	Percentage	31 December 2000 Rmb'000	Percentage
Within one year	7,372	95%	9,435	90%
Between one and two years	410	5%	249	3%
Between two and three years	18	-	-	-
Over three years	-	-	766	7%
	7,800	100%	10,450	100%

Prepayments for spare parts aged over one year are mainly due to long implementation period of certain spare parts purchasing contracts and therefore the final payment of the contract has not been made.

Angang Holding holds more than 5% of the Company's shares.

9. Inventories

	31 December 2001 Rmb'000	Percentage	31 December 2000 Rmb'000	Percentage
Raw materials	122,362	13%	183,287	22%
Work in progress	91,098	9%	105,429	12%
Finished goods	209,464	21%	138,720	16%
Spare parts	554,755	57%	417,713	50%
	977,679	100%	845,149	100%
Less: Provision for diminution in value of inventories spare parts	(73,466)		(77,920)	
	904,213		767,229	

Net realisable value of the spare parts which impairment had been made amounts to Rmb152,324,000. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

10. Deferred expenses

	1 January 2001 Rmb'000	Additions Rmb'000	Amortisation Rmb'000	31 December 2001 Rmb'000

Heating expenses	3,022	3,729	(3,507)	3,244
Real estate tax	-	7,047	(7,047)	-
	3,022	10,776	(10,554)	3,244

Heating expenses are amortised equally over each month of the beneficial period from November 2001 to March 2002.

11. Fixed Assets

	Building and plants Rmb'000	Machinery and equipment Rmb'000	Others Rmb'000	Total Rmb'000
Cost or valuation:				
At 1 January 2001	1,251,427	3,841,539	377,491	5,470,457
Additions	-	-	563	563
Transferred from construction in progress (Note 12)	111,916	956,697	17,783	1,086,396
Disposals	(642)	(101,579)	(4)	(102,225)
31 December 2001	1,362,701	4,696,657	395,833	6,455,191
Accumulated depreciation:				
At 1 January 2001	437,787	1,414,953	316,386	2,169,126
Charge for the year	47,543	264,085	28,321	339,949
Written back on disposal	(371)	(68,944)	(4)	(69,319)
31 December 2001	484,959	1,610,094	344,703	2,439,756
Net book value:				
31 December 2001	877,742	3,086,563	51,130	4,015,435
31 December 2000	813,640	2,426,586	61,105	3,301,331

12. Construction in progress

Construction in progress includes expenses incurred for buildings, plants, machineries and equipments which have not yet put into operation.

As at 31 December 2001, projects which were still under construction were as follows:

Project	Budget amount Rmb'000	1 January 2001 Rmb'000	Additions Rmb'000	Transferred to fixed assets Rmb'000 (Note 11)	31 December 2001 Rmb'000	Source of fund	Project progress
Upgrade of new							

steel smelting plant	2,400,000	226,650	45,541	(223,513)	48,678	Equity finance	96%
Combined pickling and continuous rolling line	700,000	639,634	5,800	(602,395)	43,039	Equity finance	93%
Upgrade of the cold rolling plant	1,950,000	-	641,175	(32,960)	608,215	Equity finance	31%
Technology renovation	162,038	16,973	112,658	(27,036)	102,595	Operating fund and bank loans	80%
Equipment transformation	32,800	12,667	13,521	(14,051)	12,137	Operating fund	80%
Upgrade of large section plant	689,000	-	382,181	(186,441)	195,740	Operating fund	55%
Upgrade of thick plate plant	200,000	-	65,691	-	65,691	Operating fund	33%
		895,924	1,266,567	(1,086,396)	1,076,095		

As at 31 December 2001, the balance in respect of the upgrade of the Cold Rolling Plant and technology renovation included capitalised borrowing costs of Rmb691,000 and Rmb10,048,000 respectively. Construction in progress were capitalised at a rate of 4.88% during the period.

13. Intangible assets

Types	Cost or valuation Rmb'000	1 January 2001 Rmb'000	Additions Rmb'000	Amortisation Rmb'000	31 December 2001 Rmb'000
Land use rights	354,200	332,611	287	(7,126)	325,772
Water and electricity use rights (Note)	122,733	-	-	-	-
	476,933	332,611	287	(7,126)	325,772

Land use rights include contribution of Rmb226,800,000 made by Angang Holding and the amount of Rmb127,400,000 acquired by the Company. Land use rights are amortised over a remaining period of 45.5 years.

Note: Retrospective adjustments of water and electricity use rights are set out in Note 3.

14. Bills payable

	31 December 2001 Rmb'000	31 December 2000 Rmb'000
Bills payable	1,177,592	718,794

The Company has used bills to settle part of its trade payables. As at 31 December 2001, the Company had outstanding bills payable of Rmb1,177,592,000 issued by banks.

Among the balance of bills payable, no balance is due to a shareholder who holds more than 5% (including 5%) of the Company's shares.

15. Trade payables

	31 December 2001 Rmb'000	31 December 2000 Rmb'000
Trade payables	267,859	243,667

Trade payables of the Company include Rmb47,977,000 payable to Angang Holding in respect of the staff welfare facilities and the other services provided by Angang Holding to the Company.

Angang Holding holds more than 5% (including 5%) of the Company shares.

16. Receipts in advance

Among the balance of receipts in advance, no balance is due to a shareholder who holds more than 5% (including 5%) of the Company's shares.

As at 31 December 2001, all the receipts in advance of the Company were aged within one year.

17. Accrued payroll

Accrued payroll of the Company mainly comprises the basic salary as well as the performance-based remuneration of the staff.

18. Dividend payable

	31 December 2001 Rmb'000	31 December 2000 Rmb'000
Proposed dividend of Rmb 8 cents per share (Rmb 9 cents per share for 2000)	236,635	262,615

19. Taxes payable

	31 December 2001 Rmb'000	31 December 2000 Rmb'000
VAT	48,298	94,860

Income tax	126,861	40,972
City construction and maintenance tax	2,652	4,074
Deed tax	-	4,248
Others	1	2
	177,812	144,156

20. Other payables

	31 December 2001 Rmb'000	31 December 2000 Rmb'000
Other payables	107,884	173,281

Among the balance of other payables, no balance is due to a shareholder who holds more than 5% (including 5%) of the Company's shares.

21. Loan

	31 December 2001 Rmb'000	31 December 2000 Rmb'000
Long-term loans		
Long-term bank loans	400,000	-
Appropriation to Angang Holding	120,000	240,000
Less: Long-term liabilities due within one year	120,000	120,000
	400,000	120,000

As at 31 December 1996, the appropriation to Angang Holding amounted to Rmb600,000,000. According to the agreement entered into with Angang Holding, such amount was being classified as a long-term loan from Angang Holding and repayable with a minimum annual amount of Rmb120,000,000 commencing from 1 January 1998. This long-term loan is interest free.

As at 31 December 2001, the Company obtained loans of Rmb300,000,000 and Rmb100,000,000 from the Industry and Commercial Bank of China and the Bank of China respectively. These bank loans bear an interest of 5.94% and 6.03% per annum respectively and are repayable after 5 years. They are mainly used for the technology renovation project and are guaranteed by Angang Holding.

22. CONVERTIBLE DEBENTURES

	31 December 2001 Rmb'000	31 December 2000 Rmb'000

Payable on A share convertible debentures	19,388	151,901

On 15 March 2000, the Company issued A share convertible debentures (the "Debentures") amounting to Rmb1,500,000,000 with a maturity of 5 years at an interest rate of 1.2% per annum. Interest accrues from 14 March 2000 and the Debentures will be matured on 13 March 2005. The Debentures can be convertible from 14 September 2000 to 13 March 2005. By 31 December 2001, 448,935,000 A shares were issued on the conversion of convertible debentures with a carrying amount of Rmb1,480,794,000 and accrued interest expenses of Rmb10,232,000, increasing capital surplus by Rmb1,042,071,000.

23. Share capital

	31 December 2001 Rmb'000	31 December 2000 Rmb'000
Unlisted shares		
1,319,000,000 State-owned legal person shares	1,319,000	1,319,000
Listed shares		
Renminbi ordinary shares ("A share")		
708,943,331 shares issued as at 1 January (2000: 300,000,000 shares)	708,943	300,000
Additional issue of 39,991,818 shares upon the conversion of convertible debentures (2000: 408,943,000 shares)	39,992	408,943
Issued as at 31 December 748,935,149 shares (2000: 708,943,331 shares)	748,935	708,943
Overseas-listed foreign invested shares 890,000,000 shares	890,000	890,000
	1,638,935	1,598,943
	2,957,935	2,917,943

As at 31 December 2001, 448,935,149 A shares were issued upon the conversion of convertible debentures. The Company will apply for registration concerning the relevant change in share capital.

All the State-owned legal person, A and H shares rank pari passu in all material respects.

24. Capital reserve

	1 January 2001 Rmb'000	Increase Rmb'000	31 December 2001 Rmb'000

Net asset conversion	709,817	-	709,817
Intangible assets			
- Written off of water and electricity use rights (Note)	(122,733)	-	(122,733)
Proceeds from the issuance of H shares, net of expenses	594,722	-	594,722
Proceeds from the issuance of A shares, net of expenses	848,222	-	848,222
Conversion of A share convertible debentures	949,845	92,226	1,042,071
	2,979,873	92,226	3,072,099

Note: Retrospective adjustments of water and electricity use rights are set out in Note 3.

25. Surplus reserve

	1 January 2001 Rmb'000	Increase Rmb'000	31 December 2001 Rmb'000
Statutory surplus reserve fund	141,548	41,032	182,580
Statutory public welfare fund	141,548	41,032	182,580
	283,096	82,064	365,160

In accordance with the PRC Company Law and Article 147 of the Company's Articles of Association, 10% of the Company's net profit after taxation is allocated to the statutory surplus reserve fund, until the fund aggregates to 50% of the Company's registered capital; and 5% to 10% of the Company's net profit after taxation is allocated to the statutory public welfare fund.

26. Undistributed profits

		31 December 2001 Rmb'000	31 December 2000 Rmb'000
Balance of undistributed profits at the beginning of the year (Note)		724,034	592,395
Add:	Profit for the year	403,743	492,204
Less:	Transfer to surplus reserve	(82,064)	(97,950)
	Dividends	(236,635)	(262,615)
	Balance of dividends in respect of the year 2000	(2,875)	-
Undistributed profits at the end of the year		806,203	724,034

Note: Details on the restatement of undistributed profit at the beginning of the year are set out in Note 3.

Proposed dividends in respect of the financial year 2000 and the actual amount of dividends paid are Rmb262,615,000 and Rmb265,490,000 respectively.

Additional dividends in respect of the financial year 2000 are distributed to the holders of A shares which were issued upon the conversion of convertible debentures before the closing date of the register of members.

27. Income from principal operations

	2001 Rmb'000	2000 Rmb'000
Wire rods	1,690,819	1,753,228
Thick plates	2,426,689	1,891,045
Cold rolled sheets	3,086,572	3,432,080
Large section steel products	2,168,317	2,174,803
Steel billets	118,126	541,994
	9,490,523	9,793,150

The total sales of the Company to the five largest customers amounted to Rmb3,360,000,000 representing 35% of the total sales income of the Company.

28. Business tax and surcharges

	2001 Rmb'000	2000 Rmb'000
City construction and maintenance tax	16,085	16,259
Education surcharge	9,191	9,291
	25,276	25,550

29. Other operating profit

	2001 Rmb'000	2000 Rmb'000
Packaging material profits	7,214	6,604
Income from sales of scrap materials	18,213	16,205
Others	4	427
	25,431	23,236

30. Financial income

	2001 Rmb'000	2000 Rmb'000
Interest and finance charges	(21,701)	(30,252)
Less: interest capitalised as construction in progress	11,246	30,252
Net interest expenses	(10,455)	-
Net exchange difference	(20,892)	(28,142)
Less: exchange loss capitalised as construction in progress	21,082	28,142
Net exchange gain	190	-
Interest income	37,790	40,150
Bank charges	(1,667)	(472)
	25,858	39,678

The decrease in the financial income in respect of the financial year 2001 is mainly due to the utilisation of funds on various projects which result in a decrease in the amount of time deposits and the related interest income.

31. Related party transactions

Related party with controlling interest:

Name of enterprise	Registered address	Principal activities	Relation to the Company	Economic nature	Legal representative
Angang Holding	Tie Xi District Anshan, Liaoning Province	Production and sales of steel and metal products, steel filament tubes, and metal structures	Holding company	State-owned	Liu Jie

The registered paid-in capital of Angang Holding as at 31 December 2001 was Rmb10,794,160,000. It held 44.59% of the total share capital of the Company. There is no change in the registered capital of Angang Holding during the year. The changes in percentage of shares held by Angang Holding are detailed in Note 23 "Share Capital".

Related party without controlling interest:

Name of enterprise	Relation with the Company
ANSI	Fellow subsidiary of Angang Holding

On 28 December 2000, Angang Holding, together with China Huarong Assets Management Company Limited and China Xinda Assets Management Company, set

up a subsidiary, ANSI. ANSI consists of 24 plants, which were transferred from Angang Holding. ANSI commenced its operation on 1 January 2001. All the raw materials and utilities services, except the staff welfare service, other services and technology licence service, are now provided by ANSI instead of Angang Holding. The Company now sells its finished products to ANSI instead of to Angang Holding.

Angang Holding and the Company signed a Supplemental Supply of Materials and Services Agreement ("the Supplemental Agreement") on 14 November 2001 to revise certain terms as stipulated in the Supply of Materials and Services Agreement ("the Existing Agreement"), signed on 8 May 1997 and revised on 20 March 1999 by Angang Holding and the Company. Pursuant to the Supplemental Agreement, raw materials, fuel and utilities previously provided by Angang Holding are now provided by ANSI, and finished goods sold previously to Angang Holding are now sold to ANSI. There are no major differences on the pricing policies of the related products and services between that as stipulated in the Supplemental Agreement and that of the original agreement. The Supplemental Agreement became effective from 1 January 2001.

Related party transactions with Angang Holding and ANSI:

	2001	**2000**
	Rmb'000	**Rmb'000**
Sales (excluding business tax and surcharges)	808,403	823,188
Subcontracting fee (excluding business tax and surcharges)	71,249	419,813
Sales of scrap materials (excluding business tax and surcharges)	226,577	200,020
Purchase		
- Raw materials	6,392,129	6,855,139
- Ancillary materials and spare parts	63,739	-
Supply of fuel and power	272,417	231,425
Staff welfare and other services	84,981	77,664
Technology transfer	-	7,506

- Sales

The Company sold steel products to ANSI. The selling prices were not lower than the average prices charged to independent customers for the preceding month.

- Subcontract

The Company processed molten iron into molten steel on behalf of ANSI. The Company received a sub-contracting fee, which is based on the actual processing cost incurred by the Company with a profit margin of 5 per cent.

- Sales of scrap materials

The Company sold scrap materials to ANSI at average prices charged to independent customers by the Company.

- Purchase of raw materials

The Company purchased its principal raw materials from ANSI, at prices no higher than the lowest sales prices of the preceding month charged by ANSI to independent customers and the average sales prices quoted to the Company by five independent suppliers for large quantities.

- Purchase of ancillary materials and spare parts

The Company purchased ancillary materials and spare parts from ANSI, the price of which were based on the average prices of such materials charged by ANSI to independent customers.

- Supply of fuel and utilities

The Company purchased fuel and utilities such as industrial water, recycled water, soft water, mixed gas, oxygen, nitrogen, hydrogen, compressed air and steam from Angang Holding at cost.

- Staff welfare and other services

Angang Holding provides staff welfare and other services to the Company, which include: railway and road transportation services; agency services for the purchase of fuel oil and liquefied petroleum gas, import of spare parts and export of products; equipment repair and general maintenance and overhaul services; design and engineering services, product quality testing and analysis; heating supply for employees' accommodation; newspaper, telephone, fax and other media communication services and staff training. These services are charged either at the applicable State prices, market prices or at cost by Angang Holding.

- Technology licence fee

The Company entered into a technology licence agreement with Angang Holding in 1997 under which Angang Holding licensed patents relating to the production of products to the Company in return for an annual licence fee. No technology licence fee was incurred during the current year as the agreement was expired in 2000.

- Amounts due from or prepaid to Angang Holding and ANSI

Details regarding the amounts due from or prepaid to Angang Holding and ANSI are set out in Note 8 and Note 15 respectively.

- Loan from Angang Holding

As at 31 December 2001, the outstanding loan from Angang Holding amounted to Rmb120,000,000. Relevant details are set out in Note 21.

- Guarantee of debentures

The issuance of five-year A share convertible debentures amounting to Rmb1,500,000,000 on 15 March 2000 was guaranteed by Angang Holding.

- Guarantee of loans

As at 31 December 2001, total amount of loans obtained by the Company from The Industry and Commercial Bank of China and the Bank of China amounted to Rmb400,000,000. These bank loans are guaranteed by Angang Holding.

32. Retirement benefits and other staff benefits

According to the decision of the working conference of Liaoning Provincial Government on 17 August 2000, the required contribution from the Company to the retirement benefits scheme has been increased from 25.5% to 30.5% of the aggregate monthly salaries of all employee of the Company.

33. Capital commitments

Capital commitments of the Company as at 31 December 2001 were as follows:

	2001 **Rmb'000**	**2000** **Rmb'000**
Contracted but not provided for		
Purchase of fixed assets and amount used for construction in progress	949,681	279,179
Authorised but not contracted for		
Investment in joint venture (Note)	248,040	-
Improvement projects of production lines	3,484,120	1,646,313
	4,681,841	1,925,492

Note: details are set out in Note 35.

34. Contingent liabilities

The Company did not have any contingent liabilities as at 31 December 2001.

35. Post balance sheet event

On 9 January 2002, the Company entered into a joint venture agreement, articles of association of the joint venture and a technology transfer agreement with Thyssen Krupp Stahl AG to engage in the production of galvanised steel. Pursuant to the joint venture agreement, the Company is committed to inject US$30,000,000 to the joint venture as registered capital. The establishment of the joint venture has been approved by the Ministry of Foreign Trade and Economic Cooperation of the PRC. The business registration of the joint venture was completed on 8 February 2002.

Pursuant to the joint venture agreement, the Company injected US$4,500,000 (equivalent to Rmb37,248,000) to the joint venture as initial registered capital on 20 March 2002.

Differences between financial statements prepared in accordance with International Accounting Standards ("IAS") and PRC Accounting Rules and Regulations

	Note	2001 Rmb'000	2000 Rmb'000 (restated)
Profit attributable to shareholders under IAS		366,481	491,395
Adjustment:			
Deferred tax charge	(i)	37,262	809
Profit attributable to shareholders under PRC Accounting Rules and Regulations		403,743	492,204
Shareholders' funds under IAS		7,443,542	7,219,796
Adjustments:			
Dividends	(ii)	(236,635)	(262,615)
Convertible debentures	(iii)		
- Discount on convertible debentures		(1,676)	(17,232)
- Additional borrowing costs capitalised		(6,549)	(5,115)
Deferred tax liabilities	(iv)	2,715	(29,888)
Shareholders' funds under PRC Accounting Rules and Regulations		7,201,397	6,904,946

Notes:

(i) Pursuant to the requirement under the PRC "Accounting Regulations for Business Enterprises", which became effective from 1 January 2001, the water and electricity use rights, which were capitalised as intangible assets with a total carrying value of Rmb112,915,000 as at 31 December 2000 would have to be retrospectively de-recognised in the financial statements prepared under the PRC Accounting Rules and Regulations ("PRC financial statements") and the related tax benefits would no longer exist. Under such circumstances, the related deferred tax assets of Rmb37,262,000 as at 31 December 2000 were written off in the IAS financial statements.

(ii) According to IAS 10, dividends should be recognised as a liability in the period in which they are declared or approved. However, in the PRC financial statements, the dividends are recognised in the period to which the dividends relate.